09046301

Emeco Holdings Limited

28 May 2009

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED 2009 JUN -8 P 1:50

Dear Sir/Madam

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement – 27 May 2009 – FY09 Earnings Update*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

For more information please contact me by telephone: +61 8 9420 0213 in Australia, facsimile: +61 8 9321 1366 or email: michael.kirkpatrick@emecoequipment.com.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-paid envelope.

Thank you for your attention.

Sincerely

M Kirkpatrick.

Michael Kirkpatrick
General Manager Corporate Services

dlw 6/8

Encl

PFAX201

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	27-May-2009
Time	08:28:12
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

FY09 earnings update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco Holdings Limited

ACN 112 188 815

Market release
27 May 2009

Emeco Holdings – FY09 Earnings Update

Emeco Holdings Limited (ASX: EHL) today announced that as a result of continuing volatility across the global mining & construction industries, and a slower than expected recovery in utilisation, NPAT for FY09 is expected to be in the range of $56 - $60 million, being approximately 15% lower than FY08 earnings. This is below previous guidance of $65 - $72 million and approximately 8% below average broker consensus estimates of $63 million.

Weaker than expected conditions in Queensland (coking coal), Canada (Oilsands) and Europe have largely impacted earnings, while the recent appreciation of the Australian dollar has partially contributed to reduced earnings expectations.

Despite lower than expected earnings, cash generation remains robust with operating cashflows comparable with FY08 and contributing to a further reduction in debt levels with expected debt repayments in excess of $30 million for the six months to 30 June 2009. Furthermore, Emeco continues to realise profits on disposal of its surplus assets.

Emeco CEO Mr Freedman said "the strong cashflow and debt reduction during a period of extraordinary market challenges highlights the business' cash generating capability. We will continue to focus on redeploying idle fleet and further debt reduction, while also continuing to reconfigure our fleet to meet changing market demands."

Looking forward, activity in the thermal coal and gold markets of New South Wales and Indonesia, and the recovering oil price, provides management with confidence in the outlook and a continuing recovery in utilisation into 1H FY10. Furthermore, EHL continues to see the emergence of opportunities resulting from the tighter credit environment. In particular, recent contract wins in Indonesia underscores these trends with utilisation expected to be fully restored in this business by end of 1Q FY10. However, the operating environment in some markets remains unclear due to the lack of visibility and is dependent on a broad based recovery in the global economy.

An internal review of EHL's European business is currently being undertaken following continuing underperformance. EHL expects to update the market at its full year results presentation in August, 2009 in relation to the outcome of this review which may give rise to one-off impairment and restructuring charges which are not included in the above guidance. The Company will also provide further detail in relation to the profit outlook for FY10.

The final result will be dependent on market conditions for the remainder of the year, and is subject to finalisation of the audit process.

Further enquiries can be directed to:

Laurie Freedman
Chief Executive Officer
+61 8 9420 0222

Stephen Gobby
Chief Financial Officer
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.